March 31, 2020

Benjamin M. Hanson
President and Chief Executive Officer
Capstar Special Purpose Acquisition Corp.
405 West 14th Street
Austin, TX 78701

       Re: CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.
           Draft Registration Statement on Form S-1
           Filed March 6, 2020
           File No. 377-03082

Dear Mr. Hanson:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed March 6, 2020

Cover Page

1. Please revise the prospectus cover page to include a brief discussion of the respective voting rights of your Class A and Class B common stock.
 Benjamin M. Hanson
Capstar Special Purpose Acquisition Corp.
March 31, 2020
Page 2

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at
(202) 551-3271
with any other questions.



                                                          Sincerely,
FirstName LastNameBenjamin M. Hanson
                                                       Division of Corporation
Finance
Comapany NameCapstar Special Purpose Acquisition Corp.
                                                       Office of Energy &
Transportation
March 31, 2020 Page 2
cc:       Jason Simon
FirstName LastName